# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DOMO, INC., CIK 0001505952
CUSIP: 257554105
Title of class of securities: Class B Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 802 East 1050 South, American Fork, Utah (UT), 84003
Date of event which requires filing of this statement: 12/19/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001832568

## Reporting persons
- RPD Fund Management LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,613,726; sole dispositive power 0; shared dispositive power 4,613,726; aggregate amount beneficially owned 4,613,726 (11.9% of the class)
- RPD Opportunity LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,512,826; sole dispositive power 0; shared dispositive power 3,512,826; aggregate amount beneficially owned 3,512,826 (9.1% of the class)
- RPD Opportunity Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,512,826; sole dispositive power 0; shared dispositive power 3,512,826; aggregate amount beneficially owned 3,512,826 (9.1% of the class)
- Ahmet H. Okumus: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Turkey (W8); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,613,726; sole dispositive power 0; shared dispositive power 4,613,726; aggregate amount beneficially owned 4,613,726 (11.9% of the class)

## Item 1. Issuer
Name of issuer: DOMO, INC.
Address of issuer's principal executive offices: 802 East 1050 South, American Fork, UT 84003

## Item 2. Person Filing
Name of person filing:
RPD Fund Management LLC
RPD Opportunity LLC
RPD Opportunity Fund LP
Ahmet H. Okumus
Address of principal business office or, if none, residence:
RPD Fund Management LLC
599 Lexington Avenue, 47th Floor
New York, New York 10022
United States of America

RPD Opportunity LLC
599 Lexington Avenue, 47th Floor
New York, New York 10022
United States of America

RPD Opportunity Fund LP
599 Lexington Avenue, 47th Floor
New York, New York 10022
United States of America

Ahmet H. Okumus
599 Lexington Avenue, 47th Floor
New York, New York 10022
United States of America
Citizenship:
RPD Fund Management LLC - Delaware
RPD Opportunity LLC - Delaware
RPD Opportunity Fund LP - Delaware
Ahmet H. Okumus - Turkey

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
RPD Fund Management LLC - 4,613,726
RPD Opportunity LLC - 3,512,826
RPD Opportunity Fund LP - 3,512,826
Ahmet H. Okumus - 4,613,726
Percent of class:
RPD Fund Management LLC - 11.9%
RPD Opportunity LLC - 9.1%
RPD Opportunity Fund LP - 9.1%
Ahmet H. Okumus - 11.9%
Sole power to vote or to direct the vote:
RPD Fund Management LLC - 0
RPD Opportunity LLC - 0
RPD Opportunity Fund LP - 0
Ahmet H. Okumus - 0
Shared power to vote or to direct the vote:
RPD Fund Management LLC - 4,613,726
RPD Opportunity LLC - 3,512,826
RPD Opportunity Fund LP - 3,512,826
Ahmet H. Okumus - 4,613,726
Sole power to dispose or to direct the disposition:
RPD Fund Management LLC - 0
RPD Opportunity LLC - 0
RPD Opportunity Fund LP - 0
Ahmet H. Okumus - 0
Shared power to dispose or to direct the disposition:
RPD Fund Management LLC - 4,613,726
RPD Opportunity LLC - 3,512,826
RPD Opportunity Fund LP - 3,512,826
Ahmet H. Okumus - 4,613,726

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G are directly owned by advisory clients of RPD Fund Management LLC. None of those advisory clients, other than RPD Opportunity Fund LP, may be deemed to beneficially own more than 5% of the Class B Common Stock, par value $0.001 per share.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit B attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
[Exhibit A - Joint Filing Agreement]

[Exhibit B - Control Person Identification]

## Signatures
- RPD Fund Management LLC: /s/ Ahmet H. Okumus, Ahmet H. Okumus, Managing Member (01/21/2026)
- RPD Opportunity LLC: /s/ Ahmet H. Okumus, Ahmet H. Okumus, Managing Member (01/21/2026)
- RPD Opportunity Fund LP: By: RPD Opportunity LLC, its general partner, By: /s/ Ahmet H. Okumus, Ahmet H. Okumus, Managing Member (01/21/2026)
- Ahmet H. Okumus: /s/ Ahmet H. Okumus, Ahmet H. Okumus (01/21/2026)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

To the extent that "ownership of 5 percent or less of a class" was indicated in Item 5, such response only applies to the Reporting Person(s) that indicated elsewhere herein that it beneficially owns five percent (5%) or less of the class.